UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Net Element International, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

64111R 102

(CUSIP Number)

Mike Zoi

1450 S. Miami Avenue

Miami, FL 33130

(305) 507-8808

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 25, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), § 240.13d-1(f) or § 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1)	Names of Reporting Persons Mike Zoi
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) PF, OO
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power 144 (See Item 5)
	8)	Shared Voting Power 15,673,726 (See Item 5)
	9)	Sole Dispositive Power 144 (See Item 5)
	10)	Shared Dispositive Power 15,673,726 (See Item 5)
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 15,673,870 (See Item 5)
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13)	Percent of Class Represented by Amount in Row (11) 55.3%
14)	Type of Reporting Person (See Instructions) IN, HC

1)	Names of Reporting Persons Enerfund, LLC
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) WC, AF
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power 0
	8)	Shared Voting Power 7,468,694 (See Item 5)
	9)	Sole Dispositive Power 0
	10)	Shared Dispositive Power 7,468,694 (See Item 5)
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 7,468,694 (See Item 5)
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13)	Percent of Class Represented by Amount in Row (11) 26.4%
14)	Type of Reporting Person (See Instructions) OO

1)	Names of Reporting Persons TGR Capital, LLC
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) WC, AF
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power 0
	8)	Shared Voting Power 7,056,594 (See Item 5)
	9)	Sole Dispositive Power 0
	10)	Shared Dispositive Power 7,056,594 (See Item 5)
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 7,056,594 (See Item 5)
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13)	Percent of Class Represented by Amount in Row (11) 24.9%
14)	Type of Reporting Person (See Instructions) OO

1)	Names of Reporting Persons MZ Capital LLC
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) AF
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power 0
	8)	Shared Voting Power 1,148,438 (See Item 5)
	9)	Sole Dispositive Power 0
	10)	Shared Dispositive Power 1,148,438 (See Item 5)
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,148,438 (See Item 5)
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13)	Percent of Class Represented by Amount in Row (11) 4.1%
14)	Type of Reporting Person (See Instructions) OO

PRELIMINARY STATEMENT:

This Amendment No. 1 amends the Schedule 13D filed by Mike Zoi, Enerfund, LLC, a Florida limited liability company (“Enerfund”), TGR Capital, LLC, a Florida limited liability company (“TGR”), MZ Capital LLC, a Delaware limited liability company (“MZ Delaware”), and MZ Capital LLC, a Florida limited liability company (“MZ Florida”) with the Securities and Exchange Commission on October 12, 2012 (the “Schedule 13D”), relating to the Common Stock, par value $0.0001 per share (“Common Stock”), of Net Element International, Inc., a Delaware corporation (the “Issuer”). Mike Zoi resigned as manager of MZ Florida effective as of October 25, 2012. As a result of such resignation, Mr. Zoi no longer possesses beneficial ownership of the securities held by MZ Florida for purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934.

Items 2 and 5 of the Schedule 13D are hereby amended and supplemented as follows:

Item 2. Identity and Background

(a) This statement is being jointly filed by Mike Zoi, Enerfund, TGR and MZ Delaware (collectively, the “Reporting Persons”). Mike Zoi is the managing member of Enerfund and the manager of each of TGR and MZ Delaware. Enerfund is the controlling member of TGR.

(b) The principal business address of each of the Reporting Persons is 1450 South Miami Avenue, Miami, Florida 33130.

(c) The present principal occupation of Mike Zoi is investing his personal funds and funds held by Enerfund, TGR, MZ Delaware and other entities controlled by Mr. Zoi. The present principal business of each of Enerfund, TGR and MZ Delaware is to make, hold and dispose of investments.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mike Zoi is a citizen of the United States of America. Enerfund is a limited liability company organized under the laws of the State of Florida. TGR is a limited liability company organized under the laws of the State of Florida. MZ Delaware is a limited liability company organized under the laws of the State of Delaware.

Item 5. Interest in Securities of the Issuer

(a)              As of October 25, 2012, Mike Zoi beneficially owned 15,673,870 shares of Common Stock of the Issuer, which represented 55.3% of the Issuer's outstanding Common Stock based on 28,338,306 shares of Common Stock outstanding as of November 12, 2012. Such shares of Common Stock consist of: (i) 144 shares of Common Stock owned directly by Mr. Zoi; (ii) 7,468,694 shares of Common Stock indirectly owned by Mr. Zoi through Enerfund; (iii) 7,056,594 shares of Common Stock indirectly owned by Mr. Zoi through TGR; and (iv) 1,148,438 shares of Common Stock indirectly owned by Mr. Zoi through MZ Delaware. Mike Zoi has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 144 shares of Common Stock owned directly by him. Mike Zoi has shared power to vote or direct the vote of, and to dispose or direct the disposition of, 15,673,726 shares of Common Stock, as further described below. As the manager of each of Enerfund, TGR and MZ Delaware, Mike Zoi shares with each of those entities the power to vote or direct the vote of, and to dispose or direct the disposition of, the respective shares of Common Stock beneficially owned by each of those entities. In addition Mike Zoi and Dmitry Kozko have agreed to vote their shares in the Issuer in favor of James Caan as a director of the Issuer, and, as a result, Mr. Zoi is deemed to have beneficial ownership of all of the shares of Common Stock beneficially owned by Mr. Kozko. As of October 25, 2012, Dmitry Kozko beneficially owned 1,354,013 shares of Common Stock of the Issuer. Mr. Zoi has no power to dispose or direct the disposition of, and, except to the extent provided in such agreement, no power to vote or direct the vote of, any securities beneficially owned by Dmitry Kozko.

As of October 25, 2012, Enerfund beneficially owned 7,468,694 shares of Common Stock of the Issuer, which represented 26.4% of the Issuer's outstanding Common Stock based on 28,338,306 shares of Common Stock outstanding as of November 12, 2012. Enerfund has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, zero shares of Common Stock. Enerfund has shared power to vote or direct the vote of, and to dispose or direct the disposition of, 7,468,694 shares of Common Stock, as further described below. Enerfund shares with its manager, Mike Zoi, the power to vote or direct the vote of, and to dispose or direct the disposition of, all of the shares of Common Stock beneficially owned by it.

As of October 25, 2012, TGR beneficially owned 7,056,594 shares of Common Stock of the Issuer, which represented 24.9% of the Issuer's outstanding Common Stock based on 28,338,306 shares of Common Stock outstanding as of November 12, 2012. TGR has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, zero shares of Common Stock. TGR has shared power to vote or direct the vote of, and to dispose or direct the disposition of, 7,056,594 shares of Common Stock, as further described below. TGR shares with its manager, Mike Zoi, the power to vote or direct the vote of, and to dispose or direct the disposition of, all of the shares of Common Stock beneficially owned by it.

As of October 25, 2012, MZ Delaware beneficially owned 1,148,438 shares of Common Stock of the Issuer, which represented 4.1% of the Issuer's outstanding Common Stock based on 28,338,306 shares of Common Stock outstanding as of November 12, 2012. MZ Delaware has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, zero shares of Common Stock. MZ Delaware has shared power to vote or direct the vote of, and to dispose or direct the disposition of, 1,148,438 shares of Common Stock, as further described below. MZ Delaware shares with its manager, Mike Zoi, the power to vote or direct the vote of, and to dispose or direct the disposition of, all of the shares of Common Stock beneficially owned by it.

(b)               The disclosures contained in Item 5(a) above are incorporated herein by this reference.

The principal business address of Dmitry Kozko is 1450 South Miami Avenue, Miami, Florida 33130. The present principal occupation of Mr. Kozko is President and a director of the Issuer. Mr. Kozko has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Kozko has not, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Kozko is a citizen of the United States of America.

(c)                No transactions in the Issuer's Common Stock have been effected by the Reporting Persons during the period from the filing date of the Schedule 13D and through October 25, 2012.

(d)               Not applicable.

(e)                Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 30, 2012	/s/ Mike Zoi
Date	Mike Zoi

ENERFUND, LLC

November 30, 2012	By: /s/ Mike Zoi
Date	Name:	Mike Zoi
	Title:	Manager

TGR CAPITAL, LLC

November 30, 2012	By: /s/ Mike Zoi
Date	Name:	Mike Zoi
	Title:	Manager

MZ CAPITAL LLC (Delaware)

November 30, 2012	By: /s/ Mike Zoi
Date	Name:	Mike Zoi
	Title:	Manager